11017458

SECU[...] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8 - 47396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W. R. Rice Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Forest Avenue
(No. and Street)

Portland	Maine	04103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rice (207) 797-2090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **W.R. Rice Financial Services, Inc.**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President CEO

Title

Notary Public

DANIEL PRICE
Notary Public
Maine
My Commission Expires Aug 31, 2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

W. R. RICE FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedule
December 31, 2010

(With Independent Auditors' Report Thereon)

W. R. RICE FINANCIAL SERVICES, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
W. R. Rice Financial Services, Inc.:

We have audited the accompanying statement of financial condition of W. R. Rice Financial Services, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. R. Rice Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2011

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE • SPOKANE

W. R. RICE FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS		
Cash	$	15,738
Commissions receivable		7,115
Investments, at fair value		131,417
Prepaid expenses		4,861
Property and equipment, net		14,879
TOTAL ASSETS	$	174,010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	9,361
Line of credit		38,000
		47,361
Stockholders' equity:		
Common stock, no par value: 3,000 shares authorized, issued and outstanding		18,844
Retained earnings		107,805
Total stockholders' equity		126,649
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	174,010

See notes to financial statements and independent auditors' report.

W. R. RICE FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2010

REVENUES:	
Commissions revenue	$ 425,328
Advisory fees	42,835
Interest income	148
Unrealized gain on investments	21,754
Total Revenues	490,065
EXPENSES:	
Commissions	227,706
Salaries and wages	80,978
Professional fees	31,108
Regulatory fees and expenses	9,756
Occupancy and communication costs	32,396
Other expenses	73,087
Total Expenses	455,031
NET INCOME	$ 35,034

See notes to financial statements and independent auditors' report.

W. R. RICE FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Shares	Common Stock	Retained Earnings	Total
Balances at January 1, 2010	3,000	$ 40,000	$ 72,771	$ 112,771
Capital contributions	-	10,125	-	10,125
Stockholder distributions	-	(31,281)		(31,281)
Net income	-	-	35,034	35,034
Balances at December 31, 2010	3,000	$ 18,844	$ 107,805	$ 126,649

See notes to financial statements and independent auditors' report.

W. R. RICE FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 35,034
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation expense	2,157
Unrealized gains on investments	(21,754)
Change in operating assets and liabilities:	
Commissions receivable	(655)
Prepaid expenses	6,134
Accounts payable and accrued expenses	(128)
Cash provided by operating activities	20,788
Cash flows from investing activities:	
Purchases of property and equipment	(599)
Cash used in investing activities	(599)
Cash flows from financing activities:	
Capital contributions	10,125
Stockholder distributions	(31,281)
Proceeds from line of credit, net of repayments	7,975
Repayment of note payable	(4,624)
Cash provided by financing activities	(17,805)
Net increase in cash	2,384
Cash at beginning of year	13,354
Cash at end of year	$ 15,738
Supplemental Disclosures of Cash Flow Information:	
Cash paid for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

W. R. Rice Financial Services, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporations (SIPC). The Company was incorporated in 1994 in the State of Maine.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and equipment

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. These items are then depreciated over the estimated useful lives of the assets using the straight line method.

Revenue Recognition

Commission and advisory fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. Warrants are valued based upon the value of the underlying securities. The difference between cost and fair value has been included in securities owned, at fair value and gains on securities trading accounts, net in the accompanying financial statements. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

Financial Instruments and Credit Risk

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, investments, and accounts payable and accrued expense, approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for lines of credit with similar terms, the carrying value of the Company's line of credit approximates fair value. The Company may from time to time have cash balances in excess of federally insured limits.

Income Taxes

The Company has elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Such an election requires the stockholders to report the Company's taxable income with the stockholder's individual income tax returns. Therefore, no provision or liability for federal or state income tax is presented in these financial statements.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available to be issued. For the financial statements as of and for the periods ending December 31, 2010, this date was February 22, 2011.

Note 3 - Property and equipment

As of December 31, 2010, property and equipment consisted of the following:

Computer and office equipment	$	32,577
Leasehold improvements		25,330
		57,907
Accumulated depreciation		(43,028)
Property and equipment, net	$	14,879

Depreciation expense for the year ended December 31, 2010 was $2,157 and is reflected in occupancy and communication costs.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $69,263 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Line of Credit

The Company has available a line of credit of $50,000, payable on demand, with interest payable monthly at the Wall Street Journal prime rate plus 1.25%, (4.49% at December 31, 2010). The majority stockholder personally guarantees the line of credit. The outstanding balance at December 31, 2010 was $38,000.

Note 6 - Profit Sharing

The Company has established a noncontributory profit-sharing retirement plan for its eligible employees. The Company's contribution is determined solely at the discretion of the stockholders. The plan is qualified under the Internal Revenue Code. All contributions are being paid to the trustee of the plan. The stockholders elected to make a contribution to the plan for the year ended December 31, 2010 of $10,000.

Note 7 - Related Party Transactions

The Company leases office space from its majority stockholder. The rent paid in 2010 was $24,000. There is no formal lease agreement as of December 31, 2010.

Note 8 - Lease Commitments

The Company leases office equipment under an operating lease that will expire in September 2011. Future minimum payments are $1,004 during 2011. Rental expense for the year ended December 31, 2010 was $25,338 and is reflected in occupancy and communication costs.

Note 9 - Securities Owned and Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). The Company uses a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels, which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The Company did not hold any Level 3 assets as of December 31, 2010.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2010. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Mutual fund	$ 131,417	$ -	$ -	$ 131,417
Total assets	$ 131,417	$ -	$ -	$ 131,417

The Company holds one mutual fund investment as of December 31, 2010. Unrealized gains for the year ended December 31, 2010 were $21,754.

Note 10 - Note Payable

The Company financed insurance premiums totaling $10,183, payable in nine monthly installments of $1,181 (principal and interest) through April 2010 with an interest rate of 10.45%. The note was paid in full during 2010.

Schedule I

W. R. RICE FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Total stockholders' equity qualified for net capital		$ 126,649
Deductions and/or charges:		
Prepaid expenses	4,861	
Property and equipment, net	14,879	
Non-allowable assets:		19,740
Total deductions and/or charges		19,740
Net capital before haircuts on securities		106,909
Haircuts on securities		19,713
Undue concentrations		17,933
Net capital		$ 69,263
Aggregate indebtedness		
Accounts payable and other liabilities		$ 47,361
Total aggregate indebtedness		$ 47,361
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirement		$ 64,263
Ratio of aggregate indebtedness to net capital		0.68

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as reported by W.R. Rice Finanical Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
W. R. Rice Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of W. R. Rice Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and may be utilized by other specified parties at management's discretion.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2011